SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of: May 2005

Commission File Number: 1-7274

Bell Canada
(Translation of Registrant’s name into English)

1000, rue de La Gauchetière Ouest
Bureau 3700
Montréal, Québec, Canada H3B 4Y7
(514) 870-1511
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	Form 40-F	X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-____________ .

Notwithstanding any reference to Bell Canada’s Web site on the World Wide Web in the documents attached hereto, the information contained in Bell Canada’s site or any other site on the World Wide Web referred to in Bell Canada’s site is not a part of this Form 6-K and, therefore, is not filed with the Securities and Exchange Commission.

Management’s Discussion and Analysis

In this MD&A, we, us and our mean Bell Canada, its subsidiaries and joint ventures.

All amounts in this MD&A are in millions of Canadian dollars, except where otherwise noted.

Please refer to the unaudited consolidated financial statements for the first quarter of 2005 when reading this MD&A. We also encourage you to read Bell Canada’s MD&A for the year ended December 31, 2004 dated March 2, 2005 (Bell Canada 2004 MD&A).

You will find more information about Bell Canada, including Bell Canada’s Annual Information Form for the year ended December 31, 2004 (Bell Canada 2004 AIF) and recent financial reports, on BCE Inc.’s website at www.bce.ca, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

About Forward-Looking Statements
 A statement we make is forward-looking when it uses what we know and expect today to make a statement about the future.

Forward-looking statements may include words such as anticipate, believe, could, expect, goal, guidance, intend, may, objective, outlook, plan, seek, should, strive, target and will.

Non-GAAP Financial Measures
 This section describes the non-GAAP financial measures we used in the MD&A to explain our financial results. It also provides reconciliations of the non-GAAP financial measures to the most comparable Canadian GAAP financial measures.

EBITDA
 We define EBITDA (earnings before interest, taxes, depreciation and amortization) as operating revenues less operating expenses, which means it represents operating income before amortization expense, net benefit plans cost, and restructuring and other items.

This management’s discussion and analysis of financial condition and results of operations (MD&A) comments on our operations, performance and financial condition for the three months (Q1) ended March 31, 2005 and 2004.

About Forward-Looking Statements

Securities laws encourage companies to disclose forward-looking information so that investors can get a better understanding of the company’s future prospects and make informed investment decisions.
      Unless otherwise mentioned in this MD&A, the outlooks provided in the Bell Canada 2004 MD&A dated March 2, 2005 remain unchanged.
      This MD&A contains forward-looking statements about our objectives, strategies, financial condition, results of operations, cash flows and businesses. These statements are “forward-looking” because they are based on our current expectations, estimates and assumptions about the markets we operate in, the Canadian economic environment and our ability to attract and retain customers and to manage network assets and operating costs. It is important to know that:

  forward-looking statements in this MD&A describe our expectations at May 3, 2005 our actual results could be materially different from what we expect if known or unknown risks affect our business, or if our estimates or assumptions turn out to be inaccurate. As a result, we cannot guarantee that any forward-looking statement will materialize and, accordingly, you are cautioned not to place undue reliance on these forward-looking statements.

  forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made may have on our business. For example, they do not include the effect of dispositions, sales of assets, monetizations, mergers, acquisitions, other business combinations or transactions, asset write-downs or other charges announced or occurring after forward-looking statements are made. The financial impact of such transactions and non-recurring and other special items can be complex and necessarily depends on the facts particular to each of them. Accordingly, the expected impact cannot be meaningfully described in the abstract or presented in the same manner as known risks affecting our business.

  we disclaim any intention and assume no obligation to update any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.

Risks that could cause our actual results to materially differ from our current expectations are discussed throughout this MD&A and, in particular, in Risks That Could Affect Our Business.

Non-GAAP Financial Measures

EBITDA

The term EBITDA does not have any standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP). It is therefore unlikely to be comparable to similar measures presented by other companies. EBITDA is presented on a consistent basis from period to period.
      We use EBITDA, among other measures, to assess the operating performance of our ongoing businesses without the effects of amortization expense, net benefit plans cost, and restructuring and other items. We exclude amortization expense and net benefit plans cost because they largely depend on the accounting methods and assumptions a company uses, as well as non-operating factors, such as the historical cost of capital assets and the fund performance of a company’s pension plans. We exclude restructuring and other items because they are transitional in nature.
      EBITDA allows us to compare our operating performance on a consistent basis. We believe that certain investors and analysts use EBITDA to measure a company’s ability to service debt and to meet other payment obligations, or as a common valuation measurement in the telecommunications industry.
      The most comparable Canadian GAAP financial measure is operating income. The table on the next page is a reconciliation of EBITDA to operating income on a consolidated basis.

2    Bell Canada 2005 Quarterly Report

	Q1 2005	Q1 2004

EBITDA	1,815	1,755
Amortization expense	(732)	(732)
Net benefit plans cost	(106)	(60)
Restructuring and other items	5	(3)

Operating income	982	960

Operating Income Before Restructuring and Other Items

The term operating income before restructuring and other items does not have any standardized meaning prescribed by Canadian GAAP. It is therefore unlikely to be comparable to similar measures presented by other companies.
      We use operating income before restructuring and other items, among other measures, to assess the operating performance of our ongoing businesses without the effects of restructuring and other items. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. The exclusion of these items does not imply they are non-recurring.
      The most comparable Canadian GAAP financial measure is operating income. The table below is a reconciliation of operating income to operating income before restructuring and other items on a consolidated basis.

	Q1 2005	Q1 2004

Operating income	982	960
Restructuring and other items	(5)	3

Operating income before restructuring and other items	977	963

Net Earnings Before Restructuring and Other Items and Net Gains on Investments

The term net earnings before restructuring and other items and net gains on investments does not have any standardized meaning prescribed by Canadian GAAP. It is therefore unlikely to be comparable to similar measures presented by other companies.
      We use net earnings before restructuring and other items and net gains on investments, among other measures, to assess the operating performance of our ongoing business without the effects of after-tax restructuring and other items and net gains on investments.
      We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. The exclusion of these items does not imply they are non-recurring.
      The most comparable Canadian GAAP financial measure is net earnings applicable to common shares. The table below is a reconciliation of net earnings applicable to common shares to net earnings before restructuring and other items and net gains on investments on a consolidated basis.

	Q1 2005	Q1 2004

Net earnings applicable to common shares	528	548
Restructuring and other items	(3)	1

Net earnings before restructuring and other items and net gains on investments	525	549

Free Cash Flow We define free cash flow as cash from operating activities after capital expenditures, total dividends and other investing activities.	Free Cash Flow

The term free cash flow does not have any standardized meaning prescribed by Canadian GAAP. It is therefore unlikely to be comparable to similar measures presented by other companies. Free cash flow is presented on a consistent basis from period to period.
      We consider free cash flow to be an important indicator of the financial strength and performance of our business because it shows how much cash is available to repay debt and to reinvest in our company. We believe that certain investors and analysts use free cash flow when valuing a business and its underlying assets.
      The most comparable Canadian GAAP financial measure is cash from operating activities. The table below is a reconciliation of free cash flow to cash from operating activities on a consolidated basis.

	Q1 2005	Q1 2004

Cash from operating activities	860	1,195
Capital expenditures	(666)	(590)
Total dividends paid	(422)	(503)
Other investing activities	(4)	(7)

Free cash flow	(232)	95

3    Bell Canada 2005 Quarterly Report

Management’s Discussion and Analysis
About Our Business

An overview of our products and services and our objectives and strategy are described in the Bell Canada 2004 MD&A.

Strategic Priorities

We have three key priorities supporting our strategy to deliver unrivalled integrated communications to customers, while taking a leadership position in setting the standard in IP. During the quarter, we made significant progress on each of these priorities.

1) Delivering an enhanced customer experience while significantly lowering costs (our Galileo program)

In our Consumer segment:

  We gained 107,000 subscriptions to the Bell Bundle (a combination of wireless, Internet and video services in one offer) this quarter. During the quarter, almost half of bundle activations included the sale of at least one new service. At the end of the quarter, we had 554,000 subscribers with bundles.

  The $5 long distance bundle introduced last June gained 90,000 customers this quarter, bringing total sales since launch to 319,000

  At the end of the quarter, we had over 820,000 customers enjoying the benefits of a single bill for their wireline, Internet, and video services. We have also made solid progress toward our plan to include wireless services on our single bill and to introduce a new simplified single bill and plan to implement these changes this year.

  We introduced ‘Online Emily’, an online, interactive, virtual customer service agent, and ‘Internet Care’, an online and phone support service on popular Interner-related products, to provide an enhanced customer support experience for Sympatico Internet customers

  Virgin Mobile, our joint venture with the Virgin Group, was launched, offering wireless services to the key youth market under the dynamic Virgin brand

  We increased our ownership of Entourage Technology Solutions Inc. (Entourage) from 33% to 100%. Entourage provides installation and repair services to major communities across Ontario and Québec. This acquisition will enable us to further simplify the customer experience with an end-to-end service strategy.

In our Business segment:

  We made significant progress on our key objective of having 100% of our core traffic moved to a pervasive national IP multi-protocol label switching (IP-MPLS) network by the end of 2006. At the end of Q1, 67% of the traffic on our core network was IP-based.

  As part of our strategy shift to IP, we continued the process of discontinuing legacy data services by adding to the list of services that we no longer sell to customers who do not use them now. In Q1, this list was expanded by 11 services.

  We also began providing our Internet Protocol Virtual Private Network (IP-VPN) service based on standardized deployment processes that will deliver an enhanced customer experience in a far more efficient manner. With these changes, service provisioning times are expected to be dramatically shortened.

Overall, our various initiatives led to cost reductions this quarter of $120 million. These savings were primarily from:

  The employee departures that took place in Q4 2004;

  Procurement savings reducing cost of acquisition;

  Improvements in cost of goods sold.

2) Deliver abundant bandwidth to enable next-generation services

We continued our fiber-to-the-node (FTTN) rollout by deploying another 386 neighbourhood nodes, raising the total number of nodes served to 762. We are not yet providing video services through these nodes.
      We also made solid progress in the deployment of very high bit rate DSL (VDSL) to large multiple-dwelling units (MDUs). By the end of the quarter, we had signed access agreements with 414 buildings and had provisioned VDSL in 254 buildings.

3) Create next-generation services to drive future growth

In Q1, our Consumer segment:

  Introduced Digital Voice, our feature-rich voice-over-IP (VoIP) offering in Québec City, Sherbrooke and Trois-Rivières

  Enhanced our suite of DSL services by upgrading our DSL Basic offering from 128 Kbps to 256 Kbps and by launching Basic Lite DSL (at 128 Kbps) in the Ontario market

  Launched ‘10-4’, a new service that allows customers to use their cell phones as a walkie-talkie to communicate with up to five other users at the push of a button

4    Bell Canada 2005 Quarterly Report

  Launched Sympatico/MSN Video channel, enabling customers to create customized playlists of streaming video clips, and enhanced our Sympatico.MSN music site, enabling customers to watch music videos, download ring tones and buy music in one place.

Our small and medium-sized businesses (SMB) unit:

  Completed the acquisition of Nexxlink Technologies Inc. (Nexxlink), a Montreal based IT solutions provider, and announced it will combine Nexxlink with Charon Systems Inc., which was acquired in 2004, into a new wholly-owned subsidiary to be named Bell  Business Solutions Inc. which will provide leading IT solutions to the SMB customers across Canada

  Launched PC Care and Network Care, two new Virtual Chief Information Officer (VCIO) solutions providing software and technical support for SMB customer PC’s and networks

  Announced technical trials of a VoIP offering for SMB customers

  Announced a partnership with Sproqit Technologies to deliver remote access from a Personal Digital Assistant (PDA) to all desktop applications.

Our Enterprise unit:
  Has sold 158,000 IP enabled lines on customer premises equipment (CPE) to date
  Launched Bell Security Solutions Inc., to provide integrated, end-to-end network and information security solutions to customers nationwide.

We also announced an alliance with Clearwire Corporation (Clearwire) whereby Bell Canada will become Clearwire’s exclusive strategic partner for the provision of VoIP services in the United States. This alliance will enable us to develop our capabilities with the wireless broadband data technology provided by Clearwire.

Quarterly Financial Information The table below shows selected consolidated financial data for the eight most recently completed quarters.
	2005			2004			2003
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2

Operating revenues	4,209	4,303	4,206	4,172	4,106	4,246	4,155	4,130
EBITDA	1,815	1,679	1,856	1,821	1,755	1,731	1,817	1,760
Amortization expense	(732)	(763)	(734)	(733)	(732)	(742)	(758)	(747)
Net benefit plans cost	(106)	(62)	(55)	(58)	(60)	(46)	(46)	(45)
Restructuring and other items	5	(123)	(1,080)	(13)	(3)	(13)	(1)	–

Operating income	982	731	(13)	1,017	960	930	1,012	968
Earnings from continuing operations	542	407	(37)	584	564	626	567	550
Discontinued operations	–	–	–	–	–	(53)	–	5
Extraordinary gain	–	69	–	–	–	–	–	–
Net earnings	542	476	(37)	584	564	679	567	555
Net earnings applicable to common shares	528	465	(53)	567	548	670	550	529
Included in net earnings:
Net gains on investments
Continuing operations	–	71	108	–	–	92	–	–
Discontinued operations	–	–	–	–	–	48	8	–
Restructuring and other items	3	(61)	(724)	16	(1)	(9)	6	–

5    Bell Canada 2005 Quarterly Report

Management’s Discussion and Analysis

Financial Results Analysis
 This section provides detailed information and analysis about our performance in Q1 2005 compared to Q1 2004. It focuses on our consolidated operating results and provides financial information for each of our operating segments.

Financial Results Analysis Consolidated Analysis
	2005	2004	% CHANGE

Operating revenues	4,209	4,106	2.5%
Operating expenses	(2,394)	(2,351)	(1.8%	)

EBITDA	1,815	1,755	3.4%
Amortization expense	(732)	(732)	0.0%
Net benefit plans cost	(106)	(60)	(76.7%	)
Restructuring and other items	5	(3)	n.m.

Operating income	982	960	2.3%
Other income	11	30	(63.3%	)
Interest expense	(206)	(220)	6.4%

Pre-tax earnings from continuing operations	787	770	2.2%
Income taxes	(229)	(196)	(16.8%	)
Non-controlling interest	(16)	(10)	(60.0%	)

Net earnings	542	564	(3.9%	)
Dividends on preferred shares	(14)	(16)	12.5%

Net earnings applicable to common shares	528	548	(3.6%	)

n.m.: not meaningful

Operating revenues

Our revenues this quarter were $4,209 million, or 2.5% higher than the same period last year. This growth reflected increases in the Business segment, particularly in data and wireless, and by growth in the Consumer and Aliant segments. Focused execution of our VCIO, VAS and IP strategies, including recent acquisitions, contributed to this growth.

Operating income

Our operating income this quarter was $982 million, or 2.3% higher than the same period last year reflecting our strong revenue growth and the impact of cost savings initiatives and lower acquisitions costs partly offset by increases in wireless bad debt expense, net benefit plans cost and amortization expense.
      Our various initiatives generated $120 million in cost savings this quarter. These savings were primarily from:

  The employee departures that took place in Q4 2004;

  Procurement savings reducing cost of acquisition;

  Improvements in cost of goods sold.

6    Bell Canada 2005 Quarterly Report

EBITDA

Our EBITDA for the quarter was $1,815 million, an increase of $60 million or 3.4% compared with last year, reflecting EBITDA improvements in wireline, wireless, and video.
      Wireless EBITDA increased by 14.5% this quarter reflecting wireless revenue growth and lower costs of acquiring customers. These factors more than offset higher bad debt expense and led to a 1.8 percentage point margin improvement. Video EBITDA also increased this quarter reflecting revenue growth and lower costs of acquiring customers.
      The cost of acquisition (COA) for video services in the first quarter of 2005 decreased by 28.4% to $473 per gross activation from $661 per gross activation in the same quarter one year earlier. The significant improvement can be attributed primarily to lower set-top-box (STB) pricing, reflecting the negotiation of a favourable supply contract, and the increased purchasing power of a stronger Canadian dollar, partially offset by a higher number of customers taking second STBs.
      Wireless COA improved 18.0% to $373 per gross activation in the first quarter of 2005 from $455 per gross activation in the same quarter one year earlier. The decrease was driven primarily by a higher percentage of prepaid gross activations and volume rebates from handset manufacturers.

Amortization expense

Amortization expense was flat at $732 million in Q1 2005, compared to Q1 2004. This was a result of a fairly stable capital asset base.

Net benefit plans cost

The net benefit plans cost increased by 77% or $46 million to $106 million in Q1 2005, compared to Q1 2004. The increase resulted mainly from:

  a reduction in the discount rate from 6.5% to 6.2%, which resulted in an increase in the accrued benefit obligation of our pension plans a reduction in plan asset base due to the amortization of investment losses experienced in 2001 and 2002 fully amortizing in 2004 the savings relating to the transitional asset that arose upon the adoption of new accounting rules in 1987 an increase in the pension obligations from the early retirement program implemented in 2004.

Restructuring and other items

We recorded a credit for restructuring and other items of $5 million in Q1 2005, which included a $25 million credit for the reversal of restructuring provisions that were no longer necessary, since the actual payments made to employees were lower than estimated. We recognized a $20 million charge mainly for relocating employees and closing real estate facilities that are no longer needed because of the reduction in the workforce from the 2004 employee departure program.

Net earnings

Net earnings applicable to common shares for Q1 2005 were $528 million, essentially flat compared with net earnings of $548 million for the same period last year. The improvements in EBITDA and interest expense were offset by higher net benefit plans cost and amortization expense.

Segmented Analysis
			%
OPERATING REVENUES	Q1 2005	Q1 2004	CHANGE

Consumer	1,856	1,825	1.7%
Business	1,478	1,435	3.0%
Aliant	524	504	4.0%
Other Bell Canada	479	474	1.1%
Inter-segment eliminations	(128)	(132)	3.0%

Total operating revenues	4,209	4,106	2.5%

			%
OPERATING INCOME	Q1 2005	Q1 2004	CHANGE

Consumer	526	526	–
Business	240	241	(0.4%	)
Aliant	87	82	6.1%
Other Bell Canada	129	111	16.2%

Total operating income	982	960	2.3%

Consumer revenues Consumer revenues this quarter grew by 1.7% to $1,856 million reflecting continued strength in our growth services, such as Internet access, wireless and video driven by gains in the

7    Bell Canada 2005 Quarterly Report

Management’s Discussion and Analysis

respective subscriber bases of these services. Growth in these services more than offset declines in long distance and local and access revenues.

Wireless

Consumer wireless revenues for Q1 2005 increased year-over-year, mainly as a result of a higher average number of customers in our subscriber base compared to Q1 2004. Revenue growth during the quarter was impacted by an increased number of postpaid customers in collection status whose wireless services were suspended for account non-payment. Due to last year’s billing delays stemming from our billing system migration, a number of postpaid customers accumulated past due balances because of their inability to pay multiple invoices that were received within a relatively short period of time. Revenues for Q1 were also impacted by the issuance of billing and retention credits to compensate customers for billing errors and delays that occurred following implementation of the new billing platform. Moreover, as we addressed higher-than-normal call volumes regarding customer billing inquiries early in the first quarter, our call centre agents were limited in their ability to sell additional services to new and existing customers.

Video

Video revenues grew by 6.8%, year-over-year, to $221 million this quarter from $207 million last year, mainly as a result of a higher average number of subscribers. We added 29,000 net new video customers in the first quarter of 2005, an 81% increase compared with the 16,000 net activations achieved for the same quarter in 2004. This brought our total video customer base to 1,532,000, compared with 1,403,000 customers at the end of Q1 2004. The notable improvement in net activations was driven by the positive impact of our STB rental program, VDSL growth, traction from certain marketing initiatives at our own stores and with third-party retailers, as well as by aggressive churn management.
      Our video churn rate of 0.8% per month in Q1 2005, represented a further 0.1 percentage point improvement compared with the first quarter of 2004. This year-over-year improvement can be attributed primarily to the continued success of our bundled services market strategy and the requirement that, as of August 1, 2004, all new video customers have contracts. At the end of the first quarter of 2005, approximately one-third of our video customers subscribed either to a one or two-year contract.
      Average revenue per user (ARPU) for the first quarter remained flat year-over-year at $48 per month, mainly as a result of lower pay per view revenues due to the NHL lockout and bundle discounts. This impact was mitigated, in part, by a shift in the product mix towards higher priced programming packages and an increase in the number of customers taking additional STBs.

Data

Consumer data revenues grew this quarter driven by growth of approximately 23% in our High-Speed Internet subscriber base and an increase in revenues from our Sympatico.MSN.ca web portal.
      Consumer high-speed Internet net additions were stronger this quarter over last year, aided by footprint expansion, focused selling efforts, improved retention strategies and the introduction of our Basic Lite service in the Ontario market. Bell Sympatico value-added services (VAS) such as MSN Premium, Desktop Anti-Virus and Desktop Firewall added 142,000 subscriptions this quarter to reach a total of 766,000 subscriptions, more than double the number of a year ago.

8    Bell Canada 2005 Quarterly Report

     Our Sympatico.MSN.ca portal currently averages 15.1 million unique visitors per month, or 84% of online Canadians.Wireline

Local and access revenues declined for the quarter compared with the same period last year due mainly to NAS declines (leading to both lower NAS revenues and related SmartTouch feature revenues), partly offset by higher revenues from wireline insurance and maintenance plans. NAS decreased as a result of losses to competitive local exchange carriers (CLECs) and continued pressure from growth in high-speed Internet access which reduces the need for second telephone lines. NAS declines also increased in the quarter due to an increase in customers substituting wireline with wireless telephone service and the launch of a low-priced cable telephony offering in certain of our Québec markets as well as from losses to other VoIP providers.
      Long distance revenues in Q1 2005 were lower than the same period in 2004 reflecting both lower average revenue per minute (ARPM) as well as lower volumes of conversation minutes, partially offset by the success of international prepaid calling card sales. ARPM declines reflect competition from non-traditional long distance providers, the impact of our $5 Long Distance Bundle, and loss of higher priced overseas minutes. Despite usage gains stemming from our bundle, overall minute volumes declined slightly reflecting losses to non-traditional long distance providers.

Consumer operating income

The Consumer segment achieved operating income of $526 million this quarter, unchanged from the same period in 2004. Increases in net benefit plans cost, amortization expenses, and wireless bad debt expense offset Consumer segment EBITDA growth from revenue gains and the benefits of cost savings initiatives.
      Wireless bad debt expense increased significantly compared with the first quarter of the previous year. Due to billing delays during the second half of 2004, many of our customers received several invoices within a relatively short period of time which they were unable to pay. In February, we launched several initiatives to contact our customers and arrange for payment terms to lessen their financial strain. While these initiatives have demonstrated success to date, we increased our level of provision to account for potential future non-payment.

Business revenues

Business segment revenues were $1,478 million this quarter, or 3.0% higher compared with Q1 2004. Increases in data, wireless and terminal sales and other revenues were partially offset by declines in long distance and local and access revenues.

Enterprise

Revenues from enterprise customers increased this quarter as increases in wireless, data, and terminal sales and other revenues more than offset declines in local and access and long distance revenues.
      Our IP-based connectivity and VAS revenues continue to grow significantly. VAS revenues grew by 47% this quarter compared with the same period last year.
      The migration to IP continued throughout the quarter with close to 100 customers, including the Jean Coutu Group, adopting our solution. Gowling Lafleur Henderson LLP, a Canadian law firm, has migrated its eight offices and 2,200 lines across the country to an IP network. The MaRS Discovery District, an innovation centre affiliated with the University of Toronto aimed at connecting scientists with the business community, also adopted our IP solution.
      We also announced a four-year, $17.3 million contract with the National Bank of Canada to provide integrated call centre solutions and telephone services. In addition, the Institu-

9    Bell Canada 2005 Quarterly Report

Management’s Discussion and Analysis
tional Trade Management Solution (ITMS) which enables near real-time trading was implemented for Desjardins Securities and other financial institutions.SMB

Revenues from SMB customers increased this quarter as increases in data, wireless and terminal sales and other revenues more than offset revenue declines in long distance and local and access revenues. The recent business acquisition of Nexxlink, combined with improved rates of growth from Accutel Conferencing Systems Inc. (Accutel) and Charon Systems Inc. (Charon) acquired in 2004, contributed significantly to this quarter’s growth. Continued growth in DSL high-speed Internet access services and VAS also contributed to data revenue growth. Subscriptions to VAS increased by 10,000 this quarter, ending the quarter with 93,000 subscribers. Long distance revenues declined due to significant competitive pricing pressures and the weakening of our payphone business. Local and access revenues were also lower in our payphone business.

Bell West

Bell West continued to grow its customer base leading to increases in local and access and long distance revenues this quarter. However, data revenues decreased, reflecting lower construction revenue compared with last year from a contract to build a next generation network for the Government of Alberta (GOA).

Group Telecom

In November 2004, we acquired the Canadian operations of 360networks Corporation (360networks) as well as certain U.S. network assets. This acquisition increased our customer base and gave us an extensive fibre network across major cities in Western Canada.
      The Business segment now reflects the retail portion of this acquisition, operating in Western Canada as the Group Telecom unit within Bell Canada.

Business operating income

Business segment operating income this quarter was $240 million, or 0.4% lower than the same period last year, as higher amortization expenses and net benefits plans costs more than offset strong EBITDA growth from revenue gains and the impact of cost savings initiatives.
      In the Enterprise unit operating income increased this quarter reflecting revenue growth and cost savings initiatives, partially offset by the operating expenses of businesses acquired over the past year (Infostream Technologies Inc. and Elix Inc.).
      Our SMB unit incurred higher salary expenses and cost of goods sold related to its business acquisitions (Nexxlink, Accutel Conferencing Systems Inc. and Charon Systems Inc.).
      Bell West incurred lower cost of goods sold related to the GOA contract this quarter. Salary expenses at Bell West are higher this year reflecting a growing workforce to support business growth in Western Canada.

Aliant revenues

     Aliant segment revenues of $524 million for the quarter increased 4.0% compared with the same period last year. Strong growth in wireless and Internet services and IT and other product sales for the quarter offset declines in other areas due to regulatory restrictions, which relate to bundling and packaging of local service with other non-regulated services and to limitations in customer win-back promotions, and the impacts of competition.

10    Bell Canada 2005 Quarterly Report

     Aliant’s wireless revenue grew 12.8% in the quarter over the same period last year. The growth was driven by a year-over-year increase of 9.6% in Aliant’s wireless customer base, including a 23.7% increase in digital customers, reflecting a strong market position supported by a comprehensive dealer network, attractive pricing offers and extensive service area coverage. In addition, ARPU was up $3 compared with last year, reflecting the impacts of a higher percentage of customers subscribing to digital service, higher usage and increased customer adoption of features.
     Data revenues for the quarter declined as higher Internet revenues were more than offset by other data revenue declines from the continued rationalization of circuit networks by customers and price reductions. The continued increase in Internet revenues stemmed from increased popularity of enhanced services and year-over-year subscriber growth of 5.3%, reflecting a 23.7% growth in Aliant’s high-speed Internet customer base. High-speed customer additions in the quarter grew by 54.6% over the same period last year. The higher subscriber base reflects the expansion of high-speed Internet service into new areas, attractive introductory offers and an emphasis on bundling with other products and services. Average revenue per customer declined due to the impact of the aggressive introductory offers that began in late 2004 and ended in the first quarter, limiting revenue growth to 5.7% over the first quarter of 2004.
     Intense long distance competition and substitution of long distance calling with Internet and wireless options by customers resulted in long distance revenue declines for the quarter compared with the same period last year. Consumer long distance revenues have declined due to competitive losses and reduced minute volumes from ‘block of minute’ plans and ‘free’ minute promotions. Business long distance revenue declines continued to reflect the impact of competitive pressures and rate restructuring.
     Local and access revenues in the first quarter declined over the same period last year. This reflects a 1.5% decline in the NAS customer base resulting from competitive losses and technology substitution. Enhanced service feature revenue also declined as more customers received bundling discounts.
     Terminal sales and other revenues increased for the quarter as a result of higher product sales.

Aliant operating income

Aliant’s operating income for the first quarter was $87 million reflecting an increase of $5 million, or 6.1%, compared with the same period last year reflecting revenue growth partially offset by the impact of the Canadian Radio-television and Telecommunications Commission’s (CRTC) decision with respect to Competitor Digital Network services (the CDN decision) and an increase in pension and other post-employment benefits cost. The CDN decision has led to the lowering of prices of many services provided to competitors on a going forward basis. Operating expense increases required to drive revenue growth were offset by sound expense management, including the productivity savings from Aliant’s 2004 voluntary early retirement incentive program.

Other Bell Canada revenues

Other Bell Canada segment revenues for the quarter were $479 million, or 1.1% higher compared with the same period last year. Our wholesale unit had higher revenues resulting from the acquisition of the wholesale portion of 360networks in the fourth quarter of last year partly offset by lower revenues resulting from the CDN decision. This increase also reflects a favourable ruling by the CRTC with respect to subsidies for serving high cost areas at Télébec.

Other Bell Canada operating income

Operating income for the Other Bell Canada segment was $129 million this quarter, or 16.2% higher than Q1 2004. Cost savings initiatives and the impact of the favourable high-cost serving area ruling for Télébec, offset the impact of the CDN decision to our wholesale unit. Operating income also reflects the positive impact of a $25 million credit for the reversal of restructuring provisions that were no longer necessary, since the actual payments were lower than expected, partly offset by a $19 million charge for relocating employees and closing real estate facilities that are no longer needed because of the employee departure program.

11    Bell Canada 2005 Quarterly Report

Management’s Discussion and Analysis
Product Line Analysis
			%
	Q1 2005	Q1 2004	CHANGE

Local and access	1,368	1,379	(0.8%	)
Long distance	538	606	(11.2%	)
Wireless	713	651	9.5%
Data	951	892	6.6%
Video	221	207	6.8%
Terminal sales and other	418	371	12.7%

	4,209	4,106	2.5%

Local and access

Local and access revenues of $1,368 million for the quarter declined by 0.8% compared with last year mainly as a result of lower network access services (NAS) and lower SmartTouch feature revenues, partly offset by gains from wireline insurance and maintenance plans.
      NAS in service declined by 172,000 or 1.3% over the first quarter of 2004 as a result of losses to CLECs and continued pressure from growth in high-speed Internet access which reduces the need for second telephone lines. The rate of residential NAS declines also increased this quarter with an increase in customers substituting wireline with wireless telephone service and the launch of an aggressively-priced cable telephony offering in certain of our Québec markets as well as from losses to VoIP providers.

Long distance

Long distance revenues were $538 million for the quarter, reflecting a year-over-year decrease of 11.2% compared with the same period in 2004. Lower long distance revenues affected both our Consumer and Business markets. The Consumer segment long distance revenues were lower than the same period in 2004, reflecting both lower ARPM as well as lower volumes of conversation minutes partially offset by the success of international prepaid calling card sales. Business segment long distance revenues were lower as a result of lower minute volumes and pricing declines resulting from competitive pressures.
      Overall, minute volumes increased slightly this quarter to 4,588 million conversation minutes, or by 0.2%, compared with Q1 2004. However, ARPM decreased this quarter to $0.107, reflecting a decrease of $0.013 reflecting competitive pressures and the acceleration of our bundle take-up rate.

Wireless

12    Bell Canada 2005 Quarterly Report

			%
	Q1 2005	Q1 2004	CHANGE

ARPU ($/month)	46	47	(2.1%	)
Postpaid	57	59	(3.4%	)
Prepaid	11	11	0.0%
Cellular & PCS Gross
Activations (k)	277	261	6.1%
Postpaid	193	204	(5.4%	)
Prepaid	84	57	47.4%
Churn (average per month)	1.6%	1.3%	(0.3 pts	)
Postpaid	1.6%	1.1%	(0.5 pts	)
Prepaid	1.8%	1.7%	(0.1 pts	)
Cellular & PCS Net
Activations (k) (1)	37	92	(59.8%	)
Postpaid (1)	(5)	69	n.m.
Prepaid (1)	42	23	82.6%
Cellular & PCS
Subscribers (k)	4,962	4,504	10.2%
Postpaid	3,719	3,422	8.7%
Prepaid	1,243	1,082	14.9%

n.m.: not meaningful
(1)	We added 82,000 new customers in Q1 2005 (40,000 postpaid customers and 42,000 prepaid customers) and cancelled 45,000 non-paying postpaid customer accounts.

Wireless service revenues of $713 million for the quarter represented an increase of 9.5%, compared with the first quarter of 2004. This year-over-year improvement was driven by subscriber growth of 10.2%, partly offset by a decline in blended ARPU.
     Gross wireless activations increased by 6.1% in the first quarter of 2005 to 277,000, up from 261,000 for the same period last year. The growth in the total number of gross activations was driven by a 47% improvement in prepaid activations that was partly offset by a slight decline in postpaid activations. Postpaid gross activations started slowly in the first two months of 2005, reflecting our limited number of marketing promotions and the extension by some of our competitors of their fourth-quarter Christmas promotions. However, we made significant progress in March, directly as a result of a series of new promotions that were launched to combat ongoing competitive pressures, as well as the positive customer response to the introduction of our new ‘10-4’ service. Our prepaid growth reflected an increase in the number of new activations early in the new year, brought about by strong sales of our very successful Grab ’n Go offer during the December holiday season, and to the added consumer attention that prepaid offers received following the launch of service in Canada by Virgin Mobile. Postpaid subscribers continue to represent a large majority of our gross activations, representing 70% of total gross activations, compared with 78% in Q1 2004.
     Our postpaid churn rate for the first quarter of 2005 reached 1.6%, compared with 1.1% last year, due primarily to the cancellation of 45,000 non-paying customer accounts. As we addressed accounts receivable issues related to our billing system migration, we tightened our credit policies with respect to customers who had elected to temporarily suspend their service with Bell Mobility but had not reactivated their service within a reasonable period of time. In addition, we cancelled a number of postpaid subscriber accounts who were in default of our credit policy, but to whom we granted extensions as a result of billing delays. Prepaid churn for the quarter also increased slightly to 1.8% compared with 1.7% for Q1 2004. Accordingly, our blended churn rate for the quarter increased to 1.6% this year from 1.3% last year.
     Before the cancellation of 45,000 postpaid customer accounts, we added 82,000 new customers during Q1 2005 (40,000 postpaid customers and 42,000 prepaid customers). Prepaid net additions of 42,000 this quarter were significantly higher than the 23,000 prepaid net additions last year, due mainly to a higher number of prepaid gross activations. As a result of higher postpaid churn, our postpaid subscriber base decreased by 5,000 customers during the first quarter, compared with the net addition of 69,000 postpaid subscribers during the same period in 2004. Accordingly, our total net additions amounted to 37,000.
     Our total cellular and PCS subscriber base totaled 4,962,000 as at March 31, 2005 of which 75% were postpaid customers, compared with a total cellular and PCS subscriber base of 4,504,000 at the end of the first quarter of 2004, of which 76% were postpaid. Including paging subscribers, our total wireless customer base reached 5,366,000.
     Despite higher value-added service and data revenues per subscriber, our blended ARPU decreased by $1 to $46 per month. The decline was caused primarily by the suspension of wireless services for postpaid customers in default of our credit policy, and the application of customer billing and retention credits precipitated by invoicing delays of last year. These items affected postpaid ARPU, which decreased to $57 per month in Q1 2005 from $59 in Q1 2004. However, we saw a progressive improvement in ARPU during the quarter as

13    Bell Canada 2005 Quarterly Report

Management’s Discussion and Analysis

billing adjustments and retention credits declined steadily, returning to more normal levels by the end of March. Prepaid ARPU remained flat, year-over-year, at $11 per month.

Data

Data revenues of $951 million in Q1 2005 increased by 6.6% compared with the same period last year, reflecting our highest rate of data revenue growth since Q2 2002. The improvement was a result of growth in high-speed Internet, VAS, and IP-based services, which more than offset declines from lower construction revenues from the GOA contract, legacy data revenues and price competition. Our growth in VAS was in part due to the various business acquisitions completed over the last twelve months.
      The number of high-speed Internet subscribers increased by 128,000 this quarter to reach a total subscriber count of 1,936,000. The additions achieved this quarter were driven by an expansion of the footprint combined with focused selling efforts, improved retention strategies and the introduction of our Basic Lite service in the Ontario market. Our high-speed Internet access footprint in Ontario and Québec reaches 84% of homes and business lines passed compared with 80% at the same time last year.
      Total dial-up customers decreased to 696,000 at the end of the quarter from 836,000 at the end of Q1 2004, as dial-up customers migrated to higher-speed Internet services.

Video

See discussion under Consumer Segment.

Terminal sales and other

Terminal sales and other revenues were $418 million this quarter, or 12.7% higher than the same period last year, reflecting growth in Aliant’s equipment sales. Our revenue growth also reflects the impact of several business acquisitions.

Other Items

Other income

Other income decreased 63% or $19 million to $11 million in Q1 2005, compared to Q1 2004, reflecting decreases in:

  equity income due mainly to the sale of our 15.96% interest in Manitoba Telecom Services Inc. (MTS)

  interest income due to lower average cash balances

  foreign exchange gains.

Interest expense

Interest expense declined 6.4% or $14 million to $206 million in Q1 2005, compared to Q1 2004. This was a result of lower average debt levels, mainly from the net debt repayments made in the last twelve months.

Income taxes

Income taxes increased 16.8% or $33 million to $229 million in Q1 2005, compared to Q1 2004. The increase was primarily from a reduction of the principal amounts outstanding under the tax loss consolidation strategy and higher pre-tax earnings. The effective tax rate was 29.1% in Q1 2005 and 25.5% in Q1 2004.

Non-controlling interest

Non-controlling interest increased 60% or $6 million to $16 million in Q1 2005, compared to Q1 2004. The increase was mainly a result of the impact of purchasing MTS’ 40% interest in Bell West in August 2004. Before August 2004, Bell West’s net losses resulted in a reduction of non-controlling interest.

14    Bell Canada 2005 Quarterly Report

Financial and Capital Management
 This section tells you how we manage our cash and capital resources to carry out our strategy and deliver financial results. It provides an analysis of our financial condition, cash flows and liquidity on a consolidated basis.

Financial and Capital Management Capital Structure
	Q1 2005	Q4 2004

Debt due within one year	1,634	1,352
Long-term debt	9,657	9,166
Less: Cash and cash equivalents	(308)	(32)

Total net debt	10,983	10,486
Non-controlling interest	1,202	1,229
Total shareholders’ equity	9,796	9,670

Total capitalization	21,981	21,385

Net debt to capitalization	50.0%	49.0%

Our net debt to capitalization ratio was 50.0% at the end of Q1 2005, compared to 49.0% at the end of 2004. This resulted from higher net debt, partly offset by an increase in total shareholders’ equity.
      Net debt increased by $497 million to $10,983 million in Q1 2005. Negative free cash flow of $232 million and $203 million in business acquisitions and other investments caused the increase.
      Total shareholders’ equity increased $126 million to $9,796 million in Q1 2005. This mainly represents the net earnings remaining after the dividends we declared on common and preferred shares in Q1 2005.

Cash Flows The table below is a summary of the flow of cash into and out of Bell Canada on a consolidated basis in Q1 2005 and Q1 2004.
	Q1 2005	Q1 2004

Cash from operating activities	860	1,195
Capital expenditures	(666)	(590)
Other investing activities	(4)	(7)
Cash dividends paid on common shares	(374)	(461)
Cash dividends paid on preferred shares	(15)	(15)
Cash dividends paid by subsidiaries to non-controlling interest	(33)	(27)

Free cash flow	(232)	95

Business acquisitions	(82)	(59)
Change in investments accounted for under the cost and equity methods	(121)	5
Decrease in advances made to an affiliated company under common control	–	450
Net issuance of debt instruments	743	285
Financing activities of subsidiaries with third parties	(17)	(2)
Other financing activities	(15)	(60)

Net increase in cash and cash equivalents	276	714

Free cash flow

Free cash flow was negative $232 million in Q1 2005, compared to positive $95 million in Q1 2004. The decrease of $327 million year-over-year is mainly due to lower cash from operating activities and higher capital expenditures.

Cash from operating activities

Cash from operating activities decreased 28% or $335 million to $860 million in Q1 2005, compared to Q1 2004. This was mainly a result of:

  approximately $200 million in income taxes paid in Q1 2005 related to the final installments for the 2004 fiscal year an increase of $63 million in pension and other benefit plan payments, due mainly to Aliant’s voluntary contribution of $60 million in Q1 2005 an increase of $82 million in payments relating to the employee departure programs at Bell Canada and Aliant.

These were partly offset by improved operating performance in Q1 2005 as a result of higher EBITDA and lower interest costs.

15    Bell Canada 2005 Quarterly Report

Management’s Discussion and Analysis
Capital expenditures

Capital expenditures were $666 million in Q1 2005, or 15.8% of revenues. This was 12.9% higher than the capital expenditures of $590 million, or 14.4% of revenues, in Q1 2004. The increase reflects mainly the strategic investments in the Consumer segment, which include the FTTN rollout, VDSL deployment, IPTV platform and the acquisition of spectrum licences.

Business acquisitions

We invested $82 million in business acquisitions in Q1 2005. This consisted mainly of our acquisition of an 89% interest in Nexxlink. The remaining 11% interest was acquired in April 2005.
      We invested $59 million in business acquisitions in Q1 2004. This consisted mainly of:

  our purchase of a 100% interest in Accutel Conferencing Systems Inc. (Canada) and certain branches of Accutel Conferencing Systems (U.S.) (collectively, Accutel) for $48 million our purchase of a 75.8% interest in Elix Inc. (Elix) for $10 million.

Change in investments accounted for under the cost and equity methods

In Q1 2005, we invested US $100M for an approximate 12% interest in Clearwire, a privately-held company that offers advanced IP-based wireless broadband communications services. We are now Clearwire’s exclusive strategic partner in the U.S. and preferred provider beyond North America of VoIP and other value-added IP services and applications.

Debt instruments

We issued $743 million of debt (net of repayments) in Q1 2005. In particular, Bell Canada issued $700 million in debentures, the proceeds of which were used to repay short-term debt and for general corporate purposes.
      We issued $285 million of debt (net of repayments) in Q1 2004. This consisted mainly of $450 million in debentures issued and $126 million in debentures repaid at Bell Canada.

Transactions with Related Parties

Bell Canada International Inc. (BCI) loss utilization transaction

On April 15, 2005, 3787915 Canada Inc., a wholly-owned subsidiary of Bell Canada, acquired $17 billion in preferred shares from 3787923 Canada Inc., a wholly-owned subsidiary of BCI. 3787923 Canada Inc. used the proceeds to advance $17 billion to BCI through a subordinated interest-free loan. BCI then advanced $17 billion to 3787915 Canada Inc. by way of a subordinated interest-bearing demand loan, the funds being used to repay a daylight loan granted to 3787915 Canada Inc. to make the initial preferred share investment.
      The dividend rate on the preferred shares is equal to 5.1% which is essentially the same as the interest rate on the loan. This transaction is part of a tax loss consolidation strategy that follows the transaction steps laid out in an advanced tax ruling granted by the Canada Revenue Agency to Bell Canada and BCI.
      3787915 Canada Inc. has the legal right to offset the demand loan payable to BCI and the investment in preferred shares of 3787923 Canada Inc. Since 3787915 Canada Inc. intends to do this, we will present these items and the related interest expense and dividend income on a net basis. The tax savings resulting from the interest expense will be presented as a reduction of income tax expense.

Credit Ratings

Our key credit ratings at May 3, 2005 remained unchanged from those listed in the Bell Canada 2004 MD&A.

Liquidity

Our sources of liquidity and cash requirements remain substantially unchanged from those described in the Bell Canada 2004 MD&A.

Commitment under the deferral account

The deferral account is a mechanism resulting from the CRTC’s second price cap decision of May 2002, which requires us to fund initiatives such as service improvements, reduced customer rates and/or customer rebates. We estimate our commitment under the deferral account to be approximately $179 million at March 31, 2005 and anticipate that it will be reduced to approximately $130 million by December 31, 2005,

16    Bell Canada 2005 Quarterly Report

Risks That Could Affect Our Business
 This section describes general risks that could affect all Bell Canada companies.

For a more complete description of the risks that could affect our business, please see the section entitled Risks That Could Affect Our Business set out on pages 26 to 33 of the Bell Canada 2004 AIF filed by Bell Canada with the Canadian securities commissions (available on BCE Inc.’s site at www.bce.ca and on SEDAR at www.sedar.com) and with the U.S. Securities and Exchange Commission (SEC) under Form 40-F (available on EDGAR at www.sec.gov), as updated in this MD&A.

Please also refer to the Bell Canada 2004 AIF for a detailed description of:

  the principal legal proceedings involving the Bell Canada companies;

  certain regulatory initiatives and proceedings concerning the Bell Canada companies.

In addition, please see Updates to the Description of Risks in this MD&A for a description of recent developments, since the Bell Canada 2004 AIF, in the principal regulatory initiatives and proceedings concerning the Bell Canada companies.

primarily due to the impact of the CDN decision. We expect to clear most of this amount in 2006 by implementing the initiatives that are approved by the CRTC for this purpose.

Risks That Could Affect Our Business

A risk is the possibility that an event might happen in the future that could have a negative effect on the financial condition, results of operations or business of one or more Bell Canada companies. Part of managing our business is to understand what these potential risks could be and to minimize them where we can.
      Because no one can predict whether an event will happen or what its consequences may be, the actual effect of any event on our business could be materially different from what we currently anticipate. In addition, the risks described below and elsewhere in this MD&A do not include all possible risks, and there may be other risks of which we are currently not aware.
      In the Bell Canada 2004 AIF, we provided a detailed review of the risks that could affect our financial condition, results of operations or business and that could cause actual results to differ materially from those expressed in our forward-looking statements. This detailed description of risks is updated in this MD&A. These risks include risks associated with:

  our ability to implement our strategies and plans in order to produce the expected benefits and growth prospects, including meeting targets for revenue, earnings per share, free cash flow and capital intensity;

  our ability to implement the significant changes in our processes, in how we approach our markets, and in how we develop and deliver products and services, required by our strategic direction;

  general economic and market conditions and the level of consumer confidence and spending, and the demand for, and prices of, our products and services;

  the intensity of competitive activity from both traditional and new competitors, Canadian or foreign, including cross-platform competition, which is increasing following the introduction of new technologies such as Voice over Internet Protocol (VoIP) which have reduced barriers to entry that existed in the industry, and its impact on our ability to retain existing, and attract new, customers, and on pricing strategies and financial results;

  our ability to improve productivity and contain capital intensity while maintaining quality of services;

  our ability to anticipate, and respond to, changes in technology, industry standards and client needs and migrate to and deploy new technologies, including VoIP, and offer new products and services rapidly and achieve market acceptance thereof;

  the availability and cost of capital required to implement our business plan and fund capital and other expenditures;

  our ability to find suitable companies to acquire or to partner with;

  the impact of pending or future litigation and of adverse changes in laws or regulations, including tax laws, or in how they are interpreted, or of adverse regulatory initiatives or proceedings, including decisions by the CRTC, affecting our ability to compete effectively, including, more specifically, decisions concerning the regulation of VoIP services;

  the risk of litigation should Bell Canada stop funding a subsidiary or change the nature of its investment, or dispose of all or part of its interest, in a subsidiary;

  the risk of increased pension plan contributions;

  our ability to effectively manage labour relations, negotiate satisfactory labour agreements, including new agreements replacing expired labour agreements, while avoiding work stoppages, and maintain service to customers and minimize disruptions during strikes and other work stoppages;

  events affecting the functionality of our networks or of the networks of other telecommunications carriers on which we rely to provide our services;

  our ability to improve and upgrade, on a timely basis, our various IT systems and software on which many aspects of our businesses, including customer billing, depend;

  the risk that Bell Canada could incur higher than currently anticipated costs in completing acceptance of a high-speed Internet network by the Government of Alberta;

  the risk that licences on which we rely to provide services might be revoked or not renewed when they expire;

  our ability to retain major customers;

17    Bell Canada 2005 Quarterly Report

Management’s Discussion and Analysis

  the risk that the amount of the expected annual savings relating to Bell Canada’s 2004 employee voluntary departure program will be lower than anticipated due to various factors including the incurrence of outsourcing, replacement and other costs; and

  health concerns about radio frequency emissions.

Updates to the Description of Risks

The following are updates to the description of risks contained in the section entitled Risks That Could Affect Our Business set out on pages 26 to 33 of the Bell Canada 2004 AIF. For ease of reference, the updates to the description of risks below have been presented under the same headings and in the same order contained in the section entitled Risks That Could Affect Our Business set out in the Bell Canada 2004 AIF.

Renegotiating labour agreements

On April 30, 2005, Bell Canada completed the purchase of all the issued and outstanding shares that it did not already own of Entourage Technology Solutions Inc. (“Entourage”), its installation and repair supplier. Entourage has 1,400 technicians in Ontario and 900 technicians in Québec, all unionized with the Communications Energy and Paperworkers’ Union (“CEP”). The collective agreements between Entourage and the CEP expired on September 30, 2004 and the Ontario technicians went on strike on March 24, 2005. During the week of April 4, 2005, a final offer was made to the Ontario and Québec technicians. The offer was rejected by the Ontario technicians who continue to be on strike, while the Québec technicians approved the new collective agreement. Although Bell Canada has implemented a number of measures seeking to minimize disruptions and ensure that customers continue to receive normal service in Ontario, there is no assurance that service to Bell Canada’s customers will not be adversely affected should the strike in Ontario continue.

Software and system upgrades

As indicated in the Bell Canada 2004 AIF, many aspects of our businesses including, but not limited to, customer billing, depend to a large extent on various IP systems and software, which must be improved and upgraded on a regular basis and replaced from time to time. For example, last year, Bell Mobility migrated its wireless customers to a new billing platform which provided additional features and functionality and which also enabled the consolidation of wireless into a single bill. As we addressed accounts receivable concerns related to this billing system migration in the first quarter of 2005, we cancelled a number of post-paid subscriber accounts which were in default of our credit policy, but to whom we had granted payment extensions or term payment options as a result of billing delays, and we increased our allowance for doubtful accounts. Although we believe that the adjustments made to our post-paid subscriber base in the first quarter of 2005 reflect non-paying subscriber accounts relating to our billing conversion, there is a risk that there could be additional cancellations of post-paid subscriber accounts, leading to a possible increase in churn and wireless bad debt expense.

Changes to Wireline Regulation

Retail quality of service indicators

On March 24, 2005, the CRTC released Decision 2005-17 which, among other things, established the rate adjustment plan to be applied when incumbent telephone companies do not meet mandated standards of quality of service provided to their retail customers. As a result of this decision, incumbent telephone companies are subject to a penalty mechanism when they do not meet one or more service standards for their retail services. For Bell Canada, the amount of the potential penalty could be as much as approximately $251 million annually. For the initial period of July 1, 2002 to December 31, 2004, Bell Canada was not required to pay any penalty. For Aliant, the CRTC determined that it did not meet certain service standards during the period January 1, 2004 to December 31, 2004. Aliant has applied to the CRTC for an exclusion from having to pay a penalty due to its labour disruption last year, as allowed for in the decision.

Allstream and Call-Net application concerning customer-specific arrangements

As indicated in the Bell Canada 2004 AIF, on January 23, 2004, Allstream Inc. and Call-Net Enterprises Inc. filed a joint application asking the CRTC to order Bell Canada to stop providing service under any customer-specific arrangements that were filed with the CRTC but not yet approved. On April 7, 2005, the CRTC issued its decision denying their application.

18    Bell Canada 2005 Quarterly Report

Application seeking consistent regulation

On April 4, 2005, the CRTC issued a decision concerning the 9-1-1 obligations of VoIP service providers. The CRTC announced that it will issue its decision on the balance of the issues related to the regulatory framework for VoIP on or before May 12, 2005.

Forbearance from regulation of local exchange services

On April 28, 2005, the CRTC issued a public notice asking for comments on a framework for forbearance from the regulation of residential and business local exchange services offered by the incumbent telephone companies. The rules resulting from this public notice are intended to clarify the conditions under which Bell Canada and the other incumbent telephone companies will be able to seek regulatory forbearance for local exchange services. The CRTC will also address Aliant’s April 2004 application which requested forbearance from the regulation of specified residential wireline local services in 32 exchanges. The CRTC plans to issue a decision in March 2006. Bell Canada’s and the other incumbent telephone companies’ flexibility to compete could be adversely affected in the event that the CRTC, in its decision, establishes onerous conditions to be satisfied in order for the incumbent telephone companies to obtain regulatory forbearance of residential and business local exchange services.

Price floor safeguards for retail services

On April 29, 2005, the CRTC issued its decision on price floor safeguards (minimum prices for the regulated services of incumbent telephone companies) and other related issues. In this decision, the CRTC rejected most of its preliminary proposals (set out in its October 23, 2003 public notice on changes to minimum prices) to change the pricing and bundling rules that apply to the incumbent telephone companies and modified others. The CRTC’s preliminary proposals, if implemented, would have resulted in significantly higher price floors for services offered to residential, small and medium business and enterprise customers. The CRTC also denied an application by Rogers Communications Inc. to prohibit the incumbent telephone companies from bundling residential tariffed services with forborne services.

     Notably, the CRTC made no changes to the imputation test (a test that must be satisfied based on studies that demonstrate that revenues derived from a service exceed its costs) requirements for customer-specific arrangements, though it reminded the incumbent telephone companies to provide sufficient costing information in support of their tariff applications, in the format required by the CRTC, or risk a CRTC denial of such tariff applications.

     Although the CRTC decision rejected most of its preliminary proposals, it made minor changes to the imputation tests to be satisfied by incumbent telephone companies with respect to stand-alone services, generally offered in bundles, and term and volume contracts. In some circumstances, the changes will, in the future, result in higher price floors for new services and bundles which could negatively limit Bell Canada’s ability to compete.

Wireless Number Portability

As indicated in the Bell Canada 2004 AIF, the Government of Canada in its Budget 2005 announced that it intended to ask the CRTC to implement in Canada wireless number portability, which will enable customers to retain the same phone number when changing service provider within the same local serving area. The Government of Canada has defined wireless number portability as including the ability for customers to retain their telephone number when changing from wireline to wireless service providers and vice versa, as well as when changing between wireless service providers. On April 21, 2005, the Canadian Wireless Telecommunications Association (CWTA), of which Bell Mobility is a member, announced that the members of the CWTA agreed to implement wireless number portability in Canada. The CWTA also announced that it will contract an independent consultant to develop an implementation plan, expected to be completed by September 1, 2005.

Bell ExpressVu

On March 31, 2005, the Québec Superior Court overruled the Court of Québec’s decision in R. v. D’Argy and Theriault and upheld the constitutional validity of the provisions of the Radiocommunication Act (Canada) making it a criminal offence to manufacture, offer for sale or sell any device used to decode an encrypted subscription signal relating to the unauthorized reception of satellite signals. The defendants have been granted leave to appeal the ruling of the Québec Superior Court to the Québec Court of Appeal.

19    Bell Canada 2005 Quarterly Report

Management’s Discussion and Analysis

Our Accounting Policies

We have prepared our consolidated financial statements according to Canadian GAAP. See Note 1 to the consolidated financial statements for more information about the accounting principles we used to prepare our financial statements.
      The key estimates and assumptions that management has made under these principles and their impact on the amounts reported in the financial statements and notes remain substantially unchanged from those described in the Bell Canada 2004 MD&A.
      We have not had any significant changes in the accounting standards or our accounting policies other than those described in the Bell Canada 2004 MD&A.

20    Bell Canada 2005 Quarterly Report

Consolidated Statements of Operations
FOR THE THREE MONTHS ENDED MARCH 31
(in $ millions) (unaudited)	2005	2004

Operating revenues	4,209	4,106

Operating expenses	(2,394)	(2,351)
Amortization expense	(732)	(732)
Net benefit plans cost (Note 3)	(106)	(60)
Restructuring and other items (Note 4)	5	(3)

Total operating expenses	(3,227)	(3,146)

Operating income	982	960
Other income	11	30
Interest expense	(206)	(220)

Pre-tax earnings	787	770
Income taxes	(229)	(196)
Non-controlling interest	(16)	(10)

Net earnings	542	564
Dividends on preferred shares	(14)	(16)

Net earnings applicable to common shares	528	548

Consolidated Statements of Retained Earnings
FOR THE THREE MONTHS ENDED MARCH 31
(in $ millions) (unaudited)	2005	2004

Balance at beginning of period, as previously reported	361	306
Accounting policy change (Note 1)	(8)	(8)

Balance at beginning of period, as restated	353	298
Net earnings	542	564
Dividends declared on preferred shares	(14)	(16)
Dividends declared on common shares	(403)	(390)

Balance at end of period	478	456

21    Bell Canada 2005 Quarterly Report

Consolidated Balance Sheets
	MARCH 31,	DECEMBER 31,
(in $ millions) (unaudited)	2005	2004

Assets
Current assets
Cash and cash equivalents	308	32
Accounts receivable	1,576	1,584
Other current assets	1,085	965

Total current assets	2,969	2,581
Capital assets	19,425	19,501
Other long-term assets	2,707	2,592
Indefinite-life intangible assets	831	796
Goodwill	2,233	2,174

Total assets	28,165	27,644

Liabilities
Current liabilities
Accounts payable and accrued liabilities	2,570	2,940
Interest payable	214	147
Dividends payable	416	387
Debt due within one year	1,634	1,352

Total current liabilities	4,834	4,826
Long-term debt	9,657	9,166
Other long-term liabilities	2,676	2,753

Total liabilities	17,167	16,745

Non-controlling interest	1,202	1,229

Shareholders’ equity
Preferred shares	1,100	1,100
Common shareholder’s equity
Common shares	7,689	7,689
Contributed surplus	529	528
Retained earnings	478	353

Total common shareholder’s equity	8,696	8,570

Total shareholders’ equity	9,796	9,670

Total liabilities and shareholders’ equity	28,165	27,644

22    Bell Canada 2005 Quarterly Report

Consolidated Statements of Cash Flows
FOR THE THREE MONTHS ENDED MARCH 31	2005	2004
(in $ millions) (unaudited)

Cash flows from operating activities
Net earnings	542	564
Adjustments to reconcile net earnings to cash flows from operating activities:
Amortization expense	732	732
Net benefit plans cost	106	60
Restructuring and other items	(5)	3
Net gains on investments	–	(5)
Future income taxes	92	16
Non-controlling interest	16	10
Contributions to employee pension plans	(88)	(24)
Other employee future benefit plan payments	(23)	(24)
Payments of restructuring and other items	(101)	(19)
Operating assets and liabilities	(411)	(118)

Cash flows from operating activities	860	1,195

Cash flows from investing activities
Capital expenditures	(666)	(590)
Business acquisitions	(82)	(59)
Change in investments accounted for under the cost and equity methods	(121)	5
Decrease in advances made to an affiliated company under common control	–	450
Other investing activities	(4)	(7)

Cash flows used in investing activities	(873)	(201)

Cash flows from financing activities
Increase (decrease) in notes payable and bank advances	84	(4)
Issue of long-term debt	700	448
Repayment of long-term debt	(41)	(159)
Cash dividends paid on common shares	(374)	(461)
Cash dividends paid on preferred shares	(15)	(15)
Issue of equity securities and convertible debentures by subsidiaries to non-controlling interest	–	8
Redemption of equity securities by subsidiaries from non-controlling interest	(17)	(10)
Cash dividends paid by subsidiaries to non-controlling interest	(33)	(27)
Other financing activities	(15)	(60)

Cash flows from (used in) financing activities	289	(280)

Net increase in cash and cash equivalents	276	714
Cash and cash equivalents at beginning of period	32	398

Cash and cash equivalents at end of period	308	1,112

23    Bell Canada 2005 Quarterly Report

Notes to Consolidated Financial Statements

The interim consolidated financial statements should be read in conjunction with Bell Canada’s annual consolidated financial statements for the year ended December 31, 2004, on pages 35 to 72 of Bell Canada’s 2004 financial information.

These notes are unaudited.

All amounts are in millions of Canadian dollars, except where noted.

We, us and our mean Bell Canada, its subsidiaries and joint ventures.

Note 1: Significant accounting policies

We have prepared the consolidated financial statements in accordance with Canadian generally accepted accounting principles (GAAP) using the same basis of presentation and accounting policies as outlined in Note 1 to the annual consolidated financial statements for the year ended December 31, 2004, except as noted below.

Comparative figures

We have reclassified some of the figures for the comparative periods in the consolidated financial statements to make them consistent with the presentation for the current period.
      We have restated financial information for previous periods to reflect the change in accounting policy for our method of recognizing revenues and expenses in Aliant Inc.’s (Aliant) directory business effective January 2005, as described below.

Change in accounting policy

Effective January 1, 2005, we defer and amortize revenues and expenses from Aliant’s directory business over the period of circulation, which is usually 12 months. Prior to January 1, 2005, we recognized revenues and expenses from Aliant’s directory business on the publication date. The impact on our consolidated statements of operations for the three months ended March 31, 2005 and the comparative period was negligible and we did not restate the statements of operations for prior periods. At December 31, 2004, this resulted in:

  a decrease of $23 million in accounts receivable

  an increase of $1 million in other current assets

  a decrease of $8 million in accounts payable and accrued liabilities a decrease of $6 million in non-controlling interest

  a decrease of $8 million in retained earnings.

Note 2: Segmented information

The table below is a summary of financial information by segment.
FOR THE THREE MONTHS ENDED MARCH 31		2005	2004

Operating revenues
Consumer	External	1,840	1,814
	Inter-segment	16	11

		1,856	1,825

Business	External	1,446	1,390
	Inter-segment	32	45

		1,478	1,435

Aliant	External	488	464
	Inter-segment	36	40

		524	504

Other Bell Canada	External	435	438
	Inter-segment	44	36

		479	474

Inter-segment eliminations		(128)	(132)

Total operating revenues		4,209	4,106

Operating income
Consumer		526	526
Business		240	241
Aliant		87	82
Other Bell Canada		129	111

Total operating income		982	960
Other income		11	30
Interest expense		(206)	(220)
Income taxes		(229)	(196)
Non-controlling interest		(16)	(10)

Net earnings		542	564

24    Bell Canada 2005 Quarterly Report

Notes to Consolidated Financial Statements
Note 3: Employee benefit plans The table below shows the components of the net benefit plans cost.
	PENSION BENEFITS		OTHER BENEFITS
FOR THE THREE MONTHS ENDED MARCH 31	2005	2004	2005	2004

Current service cost	54	56	9	8
Interest cost on accrued benefit obligation	209	192	27	26
Expected return on plan assets	(225)	(226)	(3)	(2)
Amortization of past service costs	3	2	–	–
Amortization of net actuarial losses	23	6	–	–
Amortization of transitional (asset) obligation	–	(11)	9	9

Net benefit plans cost	64	19	42	41

Comprised of:
Defined benefit plans cost	58	16	42	41
Defined contribution plans cost	6	3	–	–

The table below shows the amounts we contributed to the defined benefit and defined contribution plans and the payments made to beneficiaries under other employee future benefit plans.
	PENSION BENEFITS		OTHER BENEFITS
FOR THE THREE MONTHS ENDED MARCH 31	2005	2004	2005	2004

Aliant	81	19	1	1
Bell Canada	7	5	22	23

Total	88	24	23	24

Comprised of:
Contributions to defined benefit plans	86	21	23	24
Contributions to defined contribution plans	2	3	–	–

Note 4: Restructuring and other items Employee departure programs The table below provides an update on the liability relating to the employee departure programs which were implemented in 2004.

	BELL CANADA	ALIANT	CONSOLI- DATED

Balance in accounts payable and accrued liabilities at December 31, 2004	120	67	187
Less:
Cash payments	(48)	(33)	(81)
Reversal of excess provision	(25)	–	(25)

Balance in accounts payable and accrued liabilities at March 31, 2005	47	34	81

During the first quarter of 2005, we recorded a pre-tax charge of $20 million primarily for relocating employees and closing real estate facilities that are no longer needed because of the employee departure program. We expect to spend approximately $45 million in the future for similar costs that will be expensed as incurred. These charges were offset by a credit of $25 million relating to the reversal of restructuring provisions that were no longer necessary since the actual payments were lower than estimated.

25    Bell Canada 2005 Quarterly Report

Notes to Consolidated Financial Statements
Note 5: Stock-based compensation plans Restricted share units (RSUs) The table below is a summary of the status of our portion of BCE Inc.’s RSU plans.
NUMBER
OF RSUs

Outstanding, January 1, 2005	1,506,528
Granted	105,000
Dividends credited	15,116
Expired/forfeited	(30,624)

Outstanding, March 31, 2005	1,596,020

Vested, March 31, 2005	–

For the three months ended March 31, 2005 and March 31, 2004, we recorded compensation expense for RSUs of $7 million and $3 million, respectively.

BCE Inc. stock options

The table below is a summary of the status of our portion of BCE Inc.’s stock option programs.

		WEIGHTED
		AVERAGE
	NUMBER	EXERCISE
	OF SHARES	PRICE

Outstanding, January 1, 2005	18,657,530	$32
Granted	363,300	$29
Exercised	(387,526)	$22
Expired/forfeited	(195,903)	$33
Transfers in/out	32,000	$31

Outstanding, March 31, 2005	18,469,401	$32

Exercisable, March 31, 2005	10,571,117	$34

Assumptions used in stock option pricing model The table below shows the assumptions used to determine stock-based compensation expense using the Black-Scholes option pricing model.
FOR THE THREE MONTHS ENDED MARCH 31	2005	2004

Compensation expense ($ millions)	3	4
Number of stock options granted	376,300	3,884,000
Weighted average fair value per option granted ($)	3	3
Weighted average assumptions
Dividend yield	4.5%	4.0%
Expected volatility	24%	27%
Risk-free interest rate	3.3%	3.1%
Expected life (years)	3.6	3.5

26    Bell Canada 2005 Quarterly Report

Notes to Consolidated Financial Statements

Note 6: Subsequent event

Bell Canada International Inc. (BCI) loss utilization transaction

On April 15, 2005, 3787915 Canada Inc., a wholly-owned subsidiary of Bell Canada, acquired $17 billion in preferred shares from 3787923 Canada Inc., a wholly-owned subsidiary of BCI. 3787923 Canada Inc. used the proceeds to advance $17 billion to BCI through a subordinated interest-free loan. BCI then advanced $17 billion to 3787915 Canada Inc. by way of a subordinated interest-bearing demand loan, the funds being used to repay a daylight loan granted to 3787915 Canada Inc. to make the initial preferred share investment.
      The dividend rate on the preferred shares is equal to 5.1% which is essentially the same as the interest rate on the loan. This transaction is part of a tax loss consolidation strategy that follows the transaction steps laid out in an advanced tax ruling granted by the Canada Revenue Agency to Bell Canada and BCI.
      3787915 Canada Inc. has the legal right to offset the demand loan payable to BCI and the investment in preferred shares of 3787923 Canada Inc. Since 3787915 Canada Inc. intends to do this, we will present these items and the related interest expense and dividend income on a net basis. The tax savings resulting from the interest expense will be presented as a reduction of income tax expense.

27    Bell Canada 2005 Quarterly Report

This document has been filed
by Bell Canada with Canadian
securities commissions and the
U.S. Securities and Exchange
Commission. It can be
found on BCE Inc.’s Web site
at www.bce.ca, on SEDAR at
www.sedar.com and on EDGAR
at www.sec.gov or is available
upon request from:

Mailing address
Bell Canada
Corporate Communications
1000, rue de La Gauchetière O.
Bureau 3700
Montréal (Québec)
H3B 4Y7

e-mail address
forum@bell.ca

Investor Relations
tel: 1 800 339-6353
fax: (514) 786-3970
For additional copies of these
statements, please call
1 888 932-6666.

Pour obtenir un exemplaire
de la version française de ce document,
composez le 1 888 932-6666.

PRINTED IN CANADA
05-04 BC-1E

Certification of Interim Filings
during Transition Period

I, Michael J. Sabia, Chief Executive Officer of Bell Canada, certify that:

1.
I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Bell Canada (the issuer) for the interim period ending March 31, 2005;

2.
Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Dated: May 4, 2005	By:	(signed) Michael J. Sabia
Michael J. Sabia Chief Executive Officer Bell Canada

Certification of Interim Filings
during Transition Period

I, Siim A. Vanaselja, Chief Financial Officer of Bell Canada, certify that:

1.
I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Bell Canada (the issuer) for the interim period ending March 31, 2005;

2.
Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.
Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Dated: May 4, 2005	By:	(signed) Siim A. Vanaselja
Siim A. Vanaselja Chief Financial Officer Bell Canada

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bell Canada
(signed) Siim A. Vanaselja
Siim A. Vanaselja Chief Financial Officer
Date: May 4, 2005